

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2012

Via E-mail
Gabriel Mendez
President
Comp Services, Inc.
414 S. Almansor St.
Alhambra, CA 91801

> **Re:** **Comp Services, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 27, 2012**
> **File No. 333-178631**

Dear Mr. Mendez:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We cannot locate your responses to comments 20 and 21 in our letter dated January 17, 2012 and it does not appear that you have revised your disclosure to address the concerns raised in these comments. Accordingly, we reissue these comments.

2. We note your response to comment 1 in our letter dated January 17, 2012. As previously requested, please provide a specific business plan for the next twelve months and a description of your day-to-day operations, with a view towards explaining why you do not believe that you are a blank check company under Rule 419 of Regulation C. Alternatively, revise your registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

3. We have reviewed your response to comment 2 in our letter dated January 17, 2012 and reissue this comment. It still appears that the transaction is not a secondary offering eligible to be made on a shelf basis under Rule 415(a)(1)(i). The company is

a shell that was formed on June 17, 2011, and the shares being offered represent all of the shares owned by shareholders other than your promoter. In addition, the shares were recently issued in a private placement completed on November 9, 2011. Furthermore, the company is not S-3 eligible and may not conduct an at the market offering under Rule 415(a)(1)(x). If you wish to continue with the registration of these shares, please identify the selling shareholders as underwriters and include a fixed price at which the selling shareholders will sell the securities for the duration of the offering.

Cover Page of the Registration Statement

4. Please update the date at the top of the page and include the registration statement file number.

Prospectus Summary, page 1

5. We note your response to comment 3 in our letter dated January 17, 2012 and the related revisions to your disclosure. Please revise your disclosure in the second full paragraph on page 1 and in the first full paragraph on page 11 to state that you plan to generate revenue as a percentage of each sale made, rather than you will generate revenue, as there is no assurance that you will generate revenue.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Capital Resources and Liquidity, page 15

6. We note your response to comment 14 in our letter dated January 17, 2012. However, you continue to refer to your ability to achieve on average 10 sales per day in aggregate at an average commission of $185. Please revise this statement or present a reasonable basis for these amounts as described in Item 10(b) of Regulation S-K.

7. We note your response to comment 16 in our letter dated January 17, 2012. Please also disclose whether there is a maximum amount of funds that your CEO has agreed to loan to you.

Part II – Information Not Required in the Prospectus, page II-1

Item 16. Exhibits and Financial Statement Schedules, page II-3

8. We note your response to comment 19 in our letter dated January 17, 2012. As previously requested, please confirm that the issuance of shares to Mr. Mendez was not made pursuant to a subscription agreement or file that agreement as an exhibit.

Please also confirm that the entire exhibit 10.8 is filed, as it appears that only the signature page and exhibits are included in the exhibit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323, or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Brigitte Lippmann   for

Mara L. Ransom
Assistant Director

cc: Gregg E. Jaclin, Esq. (via E-mail)
        Anslow & Jaclin, LLP